UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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ORTHOFIX INTERNATIONAL N.V.
(Name of Registrant as Specified in Its Charter)

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
RCG STARBOARD ADVISORS, LLC
RAMIUS LLC
C4S & CO., L.L.C.
PETER A. COHEN
MORGAN B. STARK
JEFFREY M. SOLOMON
THOMAS W. STRAUSS
J. MICHAEL EGAN
PETER A. FELD
STEVEN J. LEE
CHARLES T. ORSATTI

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SUPPLEMENT DATED JANUARY 22, 2009 TO THE SOLICITATION STATEMENT
OF THE RAMIUS GROUP DATED JANUARY 7, 2009

GENERAL INFORMATION

The following information supplements the Ramius Group’s Solicitation Statement dated January 7, 2009, and should be read in conjunction with the Solicitation Statement and its annexes and other relevant documents, if any, filed by the Ramius Group with the Securities and Exchange Commission. To the extent information differs from, updates or conflicts with information in the original Solicitation Statement, the information in this supplement supersedes the information in the Solicitation Statement. This supplement is dated January 22, 2009. Capitalized terms used in this supplement have the meaning given to such terms in the Solicitation Statement.

As disclosed in the Solicitation Statement, the Ramius Group seeks shareholder support to request that the Company call a special general meeting of the Company’s shareholders pursuant to Article 129 of the Netherlands Antilles Civil Code for the purpose of removing four (4) members of the current Board of Directors of the Company (the “Board”), without cause, including any directors appointed by the Board without shareholder approval between December 10, 2008 and up through and including the date of the special general meeting of shareholders. If the removal of such directors is approved by shareholders at the special general meeting, then the Ramius Group will also seek to elect directors to fill up to four (4) resulting vacancies on the Board.  The Ramius Group is only soliciting shareholders’ request to call the special general meeting at this time. The Ramius Group is not currently seeking shareholders’ proxy, consent, authorization or agent designation for approval of the aforementioned proposals or any other actions. In the event the special general meeting is called, the Ramius Group will send shareholders proxy materials relating to the Proposals to be voted upon at the special general meeting.

SUPPLEMENTAL SOLICITATION STATEMENT INFORMATION

The Solicitation Statement discloses that in the event that the special general meeting is called and held, the Ramius Group will seek shareholder support to remove, without cause, four (4) members of the current Board, James F. Gero, Peter Hewet, Alan Milinazzo and Walter P. von Wartburg.

In addition to serving as a current member of the Board, Alan Milinazzo serves as the President and CEO of Orthofix.  As a matter of good corporate governance, the Ramius Group believes there are certain benefits of a CEO also serving as a director of a company, such as ensuring that both management and the board act with a common purpose.  To that end, the Ramius Group believes that Mr. Milinazzo, as the current CEO, should remain as a member of the Board.  It is then the responsibility of the Orthofix Board to evaluate the performance of management and determine whether or not a change is necessary.  Therefore, the Ramius Group is hereby supplementing the Solicitation Statement solely to disclose that in the event the special general meeting is called and held, the Ramius Group will seek to remove, without cause, four (4) members of the current Board, James F. Gero, Peter Hewett, Thomas J. Kester, and Walter P. von Wartburg.  Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in the Solicitation Statement remains applicable.  In the event the Ramius Group is successful in its solicitation of written requests to call the special general meeting, the Ramius Group intends to file and disseminate a separate proxy statement and proxy card relating to the proposals to be voted upon at the special general meeting.

The Ramius Group urges you to sign, date and return the WHITE request card to call a special general meeting.

We urge you not to sign any revocation of consent card that may be sent to you by Orthofix. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE request card to the Ramius Group, in care of Innisfree M&A Incorporated, which is assisting us, at their address listed on the following page, or to the principal executive offices of Orthofix.

YOUR WRITTEN REQUEST IS IMPORTANT!

If you have any questions or require any additional information concerning this supplement to the Solicitation Statement of the Ramius Group, please contact:

501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders call toll free: 888-750-5884
Banks and brokers call collect: 212-750-5833